Mines Richmont inc.

110, avenue Principale
Rouyn-Noranda, QC
J9X 4P2, CANADA

Tél. :   (819) 797-2465
Téléc. : (819) 797-0166
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES ANNOUNCES ITS RESULTS
FOR THE FIRST QUARTER OF 2004

MONTREAL, April 29, 2004 – Richmont Mines announces revenues of $6,882,221 for the first quarter ended March 31, 2004, compared with revenues of $9,695,650 for the same period of 2003. Primarily due to the fact that over 22,000 tons of ore extracted from the Beaufor Mine were not processed before the end of the quarter, gold sales declined from 17,528 ounces during the first quarter of 2003 to 12,183 ounces for corresponding quarter of 2004. Consequently, for this period, the Company reports a net loss of $1,122,160, or $0.07 per share, compared with net earnings of $197,760, or $0.01 per share, for the first quarter of 2003. Cash flow from operations before net change in non-cash working capital was $397,713 compared with $1,375,921 for the same period last year.

Production

During the first quarter of 2004, production at the Beaufor Mine was 9,817 ounces of gold compared with 12,004 ounces for the same period of 2003. A total of 76,000 tons of ore was extracted at the mine while only 58,687 tons grading 0.17 ounces of gold per ton were processed during the first quarter. The mill will be capable of processing this inventory along with the ore produced during the second quarter. Given the lower grades obtained during the first quarter and the appreciation of the Canadian dollar, the cash cost for the 6,962 ounces of gold sold was US$334 per ounce compared with US$244 for the 11,452 ounces sold during the first quarter of 2003. Production forecasts indicate that grades will improve as of the second quarter.

At the Hammerdown Mine, sales totalled 5,221 ounces of gold produced at a cash cost of US$323 compared with sales of 6,076 ounces at a cash cost of US$233 for the same period in 2003. This increase in the per-ounce cost is mainly attributable to lower grades, which averaged 0.33 ounces of gold per ton, compared with 0.43 ounces per ton for the first quarter of 2003. Since recent exploration work at the Hammerdown Mine has not identified additional reserves, the mine is scheduled to cease operations at the end of the second quarter of 2004 due to the depletion of its reserves.

Advanced exploration projects

East Amphi

The surface installations and the underground ramp portal have been completed at the East Amphi property. The ramp will be driven to a vertical depth of 650 feet to facilitate drilling in the main zone. The surface drilling currently under way will improve knowledge of the deposit near the surface. The objective of the exploration program, which is budgeted at $7 million for 2004, is to define a major portion of the 250,000 ounces of gold resources. Richmont Mines will then be in a position to evaluate its options to advance the East Amphi property into production.

Valentine Lake

Following the announcement of the exploration results on the Valentine Lake property in Newfoundland, Richmont Mines will initiate a second exploration program in June 2004, drilling an additional 10,000 feet. With zones located near surface, a high average grade and thicknesses of up to 40 feet, this is the most important project for Richmont Mines in Newfoundland.

Island Gold

Patricia Mining has received the authorizations required to initiate approximately $2.5 million in exploration work on the Island Gold project located near Wawa, Ontario. Upon completion of this program, Richmont Mines will review the project and will be entitled to bring this property into commercial production by investing up to $10 million in development work. The Company will thus obtain a 55% in this project, where Patricia Mining has identified resources of approximately 544,000 ounces of gold.

Outlook

Richmont Mines is actively pursuing the development of its mining assets while continuing to seek new gold projects. The Company has no long-term debt and, as of March 31, 2004, had working capital of $30 million. It has no hedging contracts for gold.

Louis Dionne
President

FINANCIAL DATA

		Three-month period ended March 31	
(CAN$)		**2004**	2003
Revenues		**6,882,221**	9,695,650
Net earnings (loss)		**(1,122,160)**	197,760
Net earnings (loss) per share		**(0.07)**	0.01
Cash flow from operations before net change in non-cash working capital		**397,713**	1,375,921
Average selling price of gold per ounce		**US$417**	US$371
Weighted average number of common shares outstanding		**16,180,063**	15,854,798

(CAN$)	**March 31, 2004**	December 31, 2003
Working capital	**30,289,788**	31,183,975

PRODUCTION AND SALES DATA

		Three month period ended March 31		
		Ounces of gold		Cash cost
	Year	**Production**	**Sales**	**(per ounce sold)**
Hammerdown	**2004**	**5,396**	**5,221**	**US$323**
	2003	7,657	6,076	US$233
Beaufor	**2004**	**9,817**	**6,962**	**US$334**
	2003	12,004	11,452	US$244
Total	**2004**	**15,213**	**12,183**	**US$329**
	2003	19,661	17,528	US$240

2003 average exchange rate: US$1 = CAN$1.40
2004 average exchange rate: US$1 = CAN$1.30

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For more information, contact:

Martin Rivard	Telephone:	(819) 797-2465
Executive Vice-President	Fax:	(819) 797-0166

Trading symbol: RIC	Listings:	Toronto – Amex

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _____ April 2004 _____

RICHMONT MINES INC.
(Name of Registrant)

110, avenue Principale, Rouyn-Noranda, Quebec, J9X 4P2
(Address of principal executive offices)

1.   On April 29 2004, Richmont Mines Inc. issued a News Release – RICHMONT MINES ANNOUNCES ITS RESULTS FOR THE FIRST QUARTER OF 2004. This report is filed solely for the purpose of filing a copy of the press release attached hereto.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes __ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Richmont Mines Inc. -- SEC File No. 0-28816
(Registrant)

Date 04/29/04   By ___ Jean-Yves Laliberté (signed) _____
                Jean-Yves Laliberté, Vice President, Finance